Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – SEPTEMBER 15, 2008

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION AT
$0.25 PER UNIT

CALGARY, ALBERTA (September 15, 2008) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.25 per unit in respect of September operations will be paid on October 15, 2008 for unitholders of record on September 30, 2008. The ex-distribution date is September 26, 2008.

The U.S. dollar equivalent distribution amount is approximately US$0.2357 per trust unit assuming a Canadian to U.S. dollar exchange rate of $0.9426. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based upon the Canadian/U.S. exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered shareholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the distribution will be based on the exchange rate as of the record date and net of applicable withholding taxes.

The annualized distribution of $3.00 represents a cash-on-cash yield of approximately 10.9% based on the closing price of Baytex trust units of $27.42 on the TSX on September 12, 2008.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Anthony Marino, President & Chief Operating Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Cripps, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca